

July 15, 2013

Via E-mail
Mr. Edgel Groves
President and Director
Golden Edge Entertainment, Inc.
629 Neals Lane
Gallatin, Tennessee 37066

> **Re: Golden Edge Entertainment, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 5, 2013**
> **File No. 000-54958**

Dear Mr. Groves:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

General

1.  We note your response to comment 3.  Please further revise to reconcile inconsistent disclosure regarding the voluntary funding by your officers and directors.  For example, you state that no loans have been made since inception under Management's Discussion and Analysis, yet you disclose a March 2013 loan of $1,040 under Certain Relationships and Related Transactions.  Accordingly, please revise your registration statement to provide a complete and consistent disclosure of all officer and director loans and funding.

2.  We note your response and revised disclosure to comment 4.  Further revise to disclose how and when you may lose emerging growth company status.  This Form 10 registration statement is not an offering that triggers the five year period because this is not your first sale of common equity securities pursuant to an effective registration statement.  As such,

please revise your introduction.  Moreover, please include the following provision when considering your status as an emerging growth company:

- the last day of the fiscal year following the fifth anniversary of its first sale of common equity securities pursuant to an effective registration statement.

For further guidance, please refer to Jumpstart Our Business Startups Act Frequently Asked Questions, (40) Question, available at: http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

3. We note your disclosure in response to comment 6.  However we also note the addition of a new director, Mr. Edgel Groves, Jr., in June 2013 under "Directors and Executive Officers."  Therefore, please revise throughout the registration statement to make clear that you have four directors.  For example, the reference to the "other two directors" under Management on page 4 is ambiguous.  As another example, you incorrectly disclose the number of directors under "Management's Discussion and Analysis, Capital Resources," on page 10.  Please revise or advise.

## Item 1. Business, page 2

## Production Activities, page 2

4. Please revise inconsistent disclosure with respect to your rent obligation regarding the Gallatin facility.  Currently, you disclose throughout the registration statement that you are under no obligation to pay rent, but also intend to rent the studio for $85 per hour or $850 per day.  Please revise or advise.

5. Please describe how you intend to organize the uploading of digital music files to internet sites such as Apple's iTunes.  Also, briefly describe the type of arrangement and services you intend to offer clients, such as a set fee, royalties, paid subscription, or some combination thereof, to provide distribution.  Moreover, expand this section to discuss how you intend to compete against the Direct-to-Fan music distribution business model.

## Item 1A. Risk Factors, page 5

## Any two of our four directors, voting together, will represent a majority of the shares issued…, page 7

6. Please revise to account for your new director, Mr. Edgel Groves, Jr., as of June 2013.  According to your disclosure under security ownership of management, Mr. Groves, Jr. holds 0% of the company's common stock.  Accordingly, the statement that any two of your four directors may represent a majority of the shares issued needs to be revised in light of that fact.  Please revise.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9</u>

<u>Results of Operations, page 10</u>

7. We note your response and revised disclosure to comment 17. Please further revise by including an analysis with respect to the evolving music distribution market. Please describe any known market trends or uncertainties that you reasonably expect will have a material impact on net sales or revenues from your business operations. For guidance refer to Item 303(a)(3)(ii) of Regulation S-K.

<u>Item 7. Certain Relationships and Related Transactions, page 14</u>

8. Please confirm whether the March 31, 2013, shareholder advance of $1,040, was made by a related party pursuant to Item 404(d) of Regulation S-K.

<u>Item 15. Financial Statements and Exhibits</u>

<u>Financial Statements for the Year Ended December 31, 2012</u>

<u>Note 1. Nature and Background of Business and Note 2. Summary of Significant Accounting Policies</u>

9. We note your response to comment 29 in our letter dated June 17, 2013, however we are unable to locate the required disclosure per ASC 915-235-50-1 regarding a description of the nature of the development stage activities in which you are engaged. Please tell us and provide the disclosures required for a development stage company in accordance with ASC 915-235-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273, or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, or Paul Fischer, Staff Attorney, at 202-551-3415 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        Daniel C. Masters, Esq.